April 11, 2025

Yi Zhou
Chief Executive Officer
Aquaron Acquisition Corp.
515 Madison Avenue, 8th Floor
New York, NY 10022

       Re: Aquaron Acquisition Corp.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed April 10, 2025
           File No. 001-41470
Dear Yi Zhou:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed April 10, 2025
Risk Factors
Our securities were suspended from trading and delisted from Nasdaq on March 7, 2025 . . ., page 2

1.     We acknowledge your revised disclosure in response to prior comment 1.
Please
       further revise to address the closing condition regarding your listing on Nasdaq and whether you expect to seek a waiver or amendment of the closing condition. More specifically, we note that Section 8.3(i) of the merger agreement states: "SPAC shall remain listed on Nasdaq and . . . [a]s of the Closing Date, SPAC shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied." However, we also note that you received a determination letter from Nasdaq and your securities were delisted
 April 11, 2025
Page 2


       from Nasdaq, and you state that you do not believe it is possible for Aquaron to be able to regain compliance with the continued listing requirements of Nasdaq or otherwise get listed on Nasdaq again prior to the Closing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 or Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Sally Yin